[JONES DAY LETTERHEAD]
Direct Number: (312) 269-4154
tmelton@jonesday.com
October 22, 2008
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attn: John Hartz, Division of Corporation Finance

Re:	USG Corporation—Deloitte & Touche LLP Independence
Ladies and Gentlemen:
     On October 15, 2008, the Staff of the Securities and Exchange Commission (the “Commission”) provided USG Corporation (“USG” or the “Company”) with certain requests for information regarding the steps the Company and its Audit Committee are taking to seek information about certain matters that may impact the independence of Deloitte & Touche LLP (“Deloitte”) with regard to its audits and reviews of the Company’s financial statements.
     The Company has considered the Staff’s requests for information and, on behalf of the Company, we are providing the responses set forth below. For ease of reference, the Staff’s individual requests for information precede each response.
1.	Please provide us with . . . an explanation of the information currently available to you and your audit committee relating to Deloitte’s independence as it relates to your financial statements, including detailed information relating to the Deloitte engagement team member’s involvement in the audits and reviews of your financial statements.
     Since 2002, Deloitte has served as the independent registered public accountants with respect to the Company’s financial statements. On September 22, 2008, Deloitte advised the Company that it had recently learned that its partner who served from 2004 to 2008 as the advisory partner (the “Advisory Partner”) on Deloitte’s client service team that serves the Company made one or more investments in the Company’s securities. Subsequently, the Company was advised by Deloitte that the only transactions in the Company’s securities effected by the Advisory Partner of which Deloitte had become aware were two option trades in July 2007. Upon learning of this matter, the extensive investigative process detailed below was undertaken at the direction of the Audit Committee. At no point in this process did the Company find any evidence that might indicate that the Advisory Partner influenced or attempted to influence any part of the audit process or that he had any substantive role in the performance of, or the report with respect to, Deloitte’s audits and reviews of the Company’s financial statements.

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October 22, 2008

     Under the Deloitte client service model as we understand it, the role of an advisory partner is primarily to serve in a client-relationship maintenance and assessment role. Based on the investigation conducted by and on the behalf of the Company and the Audit Committee, the Advisory Partner’s role as it related to the Company followed this model and did not include any substantive input with respect to the Company’s financials or Deloitte’s audits and reviews. Discussions with the Audit Committee of the Company’s financials, audits and related matters were led by the Deloitte lead client service partners at these meetings.
     The Advisory Partner attended many, but not all, Audit Committee meetings. At these meetings, he reviewed with the committee reports of the annual inspection of Deloitte conducted by the Public Company Accounting Oversight Board as well as Deloitte’s annual client service satisfaction assessments. The Advisory Partner did not review any substantive audit matters with the committee at any of these meetings or at any other time. When the Advisory Partner was in attendance at a USG Audit Committee, he was also typically present at meetings scheduled by lead client service partner with the Audit Committee Chair that were held in advance of scheduled Audit Committee meetings.
     The Advisory Partner also met once or twice a year with the Audit Committee chair and once per year with the other members of the Audit Committee as well as the Company’s Chief Executive Officer and Chief Financial Officer. The stated purpose of these meetings was to foster and strengthen Deloitte’s ongoing relationship with the Company.
     The Advisory Partner attended the Company’s annual meetings of shareholders as one of the Deloitte representatives attending those meetings. He was introduced as one of the Deloitte representative at the shareholders’ meetings. None of the Deloitte personnel, including the Advisory Partner, had any substantive role in any of the Company’s annual shareholders’ meetings. Neither the Advisory Partner nor any other Deloitte representatives spoke at any of these meetings and no questions were asked of Deloitte.
     Based on the investigation detailed below, we did not identify any evidence that the Advisory Partner was substantively involved in any way in the audit or review of the Company’s financial statements, initiated or participated in any substantive capacity in the resolution of accounting or auditing questions affecting the Company or influenced other members of the Deloitte engagement team in their execution of or conclusions regarding Deloitte’s audit and review opinions.
2.	Please provide us with . . . the steps you and your audit committee are taking to gather information and evaluate such information.
     After consultation with the Audit Committee, the Company retained Jones Day, as outside counsel, and Huron Consulting Group, a consulting firm specializing in accounting issues, to assist in determining the scope and content of the Company’s information gathering and evaluation efforts. Jones Day was also retained to lead the investigative process. Jones Day

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October 22, 2008

conducted personal interviews with each current and former senior member of the Deloitte engagement team, including the current and former lead client service partners, the concurring review partner, the current and former senior managers on the USG account and the tax matters partner, as well as key members of the Company’s internal finance and accounting departments. Jones Day also requested and reviewed a significant amount of documentation in an effort to verify or identify the extent of the Advisory Partner’s involvement with the USG account. This review included a review of the minutes and related materials of all Audit Committee meetings that have taken place since Deloitte was first engaged as the Company’s independent registered public accounting firm as well as a review of the following documents from Deloitte pertaining to the Advisory Partner’s involvement on the USG account:
•	The Advisory Partner’s time entries relating to the USG account for each completed fiscal year for which the Advisory Partner served in that capacity on the USG account;

•	Documentation relating to evaluations and self-assessments describing the scope of the Advisory Partner’s activities with respect to USG;

•	Internal assessments conducted by the current and former lead client service partners on the USG account regarding the Advisory Partner’s involvement in USG matters;

•	Correspondence, memoranda, work papers, status reports and other internal documentation regarding the Advisory Partner’s access to USG matters;

•	All Deloitte authorization forms created for all letters and reports issued to USG since Deloitte’s initial engagement as the Company’s independent registered public accounting firm;

•	Relevant electronic and written communication, including e-mails, between the Advisory Partner and members of the Deloitte engagement team on the USG account;

•	Electronic and written communication, including e-mails, between the Advisory Partner and USG management, internal audit staff and other employees; and

•	Copies of the Advisory Partner’s certifications regarding securities trading by him or on his behalf.
     The Audit Committee has met on two occasions to consider this matter, at which meetings Deloitte explained the results of its own investigation and a review of its internal audit proceedings relating to securities trading. Deloitte delivered a letter to the Audit Committee that

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October 22, 2008

stated that, despite the trading in the Company’s securities by the Advisory Partner, Deloitte was throughout the time the Advisory Partner served as part of the Deloitte client service team, and currently is, independent of the Company within the meaning of the Commission’s rules and is qualified to serve as the Company’s independent registered public accounting firm.
3.	Please provide us with . . . whether your audit committee is undertaking a separate review of this matter and whether that review is being conducted with counsel engaged solely for this purpose.
     The Company’s Audit Committee has been involved in and periodically updated with respect to the investigation of this matter and the investigation was conducted at the direction of the Audit Committee. Jones Day and management reported the results of this investigation and their recommendations directly to the Audit Committee. The Audit Committee has not engaged separate counsel solely for this purpose and did not believe it was necessary or appropriate.
4.	Please provide us with . . . your, and your audit committee’s preliminary or final conclusions as to Deloitte’s independence and the reasons for your conclusions.
     Based on information gathered in the extensive investigation of this matter described above, as well as on the representations of Deloitte relating to its own investigation of the matter, the Company and the Audit Committee have found no evidence that the Advisory Partner ever influenced or attempted to influence the audit or any related report or review or played a substantive role in the performance or the preparation of a report with respect to the audit or review of any of the Company’s financial statements. Prior to the Company’s second Audit Committee meeting relating to this matter, the Company and Jones Day discussed the results of the investigation conducted and the anticipated future actions with the Commission Staff. Management and Jones Day discussed that conversation with the Audit Committee. Based on the foregoing and on management’s recommendation, the Audit Committee unanimously accepted Deloitte’s conclusion and letter regarding its independence with respect to the Company and concluded that Deloitte was for all of the Company’s financial statements covering periods during which the Advisory Partner was involved in Deloitte’s service relationship with the Company, and is now, independent with respect to the Company.
     The Company currently anticipates filing its Quarterly Report on Form 10-Q for the third quarter of fiscal year 2008 before the market opens on Tuesday, October 28, 2008. The Company is continuing to consider whether disclosure with respect to this matter would be appropriate. In light of all of the evidence reviewed to date, including the lack of involvement of the Advisory Partner in any substantive aspects of Deloitte’s activities with respect to the Company and the apparently limited trading by the Advisory Partner in the Company’s securities, the issuance by Deloitte of the letter required by Independence Standards Board Standard No. 1 indicating that Deloitte was, and remains, independent and the Audit Committee’s determination to accept this letter, the Company believes that disclosure may not

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October 22, 2008

meaningfully assist investors. Although the Company does not believe that disclosure of this matter is required, the Company is continuing to evaluate whether disclosure may be helpful or appropriate. The Audit Committee does not believe that it would be practical to change auditors for the 2008 fiscal year end, and with the departure of the Advisory Partner from Deloitte, does not believe that this action is necessary. The Audit Committee intends to explore the possibility of changing auditors for fiscal years beyond fiscal year 2008.
* * * * *
     In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (312) 269-4154 if you have any further questions regarding these responses to the Staff’s inquiries. Thank you for your attention to this matter.
Very truly yours,
/s/ Timothy J. Melton
Timothy J. Melton
cc: Stanley L. Ferguson, Esq.